Exhibit 99.1

PRESS RELEASE

Allot Names Ziv Leitman as New Chief Financial Officer

Hod Hasharon, Israel, October 24, 2019 -- Allot Ltd. (NASDAQ: ALLT, TASE: ALLT), a leading global provider of innovative network intelligence and security solutions for service providers and enterprises worldwide, announced today the appointment of Mr. Ziv Leitman as the new Chief Financial Officer of the Company. Mr. Leitman will be replacing Mr. Alberto Sessa who will be leaving the company to pursue other professional opportunities.

Leitman, who will join Allot on November 6, 2019, brings with him significant financial, technological and management experience. He served from 2017 as the CFO of Powermat Technologies, a wireless charging pioneer leader, and from 2011 to 2017 as CFO of Partner Communications, one of Israel’s leading mobile, fixed-line, Internet and TV service providers. Between 2002 to 2011, he served as Deputy CEO and CFO of Paz Oil Company, and CFO of Comverse Inc., a leading provider of telecommunications products. From 1989 to 2002 Mr. Leitman also held CFO positions at Discount Investment Corp., Lucent Technologies EIS, Kimberly-Clark Israel and Optrotech (Orbotech). Mr. Leitman is a Certified Public Accountant and holds a B.A. in Economics and Accounting and an M.B.A. in Finance & Information Systems, both from the Tel Aviv University.

“Ziv brings 30 years of experience, great talent and skill both in finance and business leadership. I look forward to working together with him and am very confident that he will contribute significantly to our business strategy and future performance," said Erez Antebi, President and Chief Executive Officer of Allot. “Over the past three years, Alberto has been instrumental in helping turn Allot around and reach a path of sustained growth. On behalf of the Board of Directors and Allot management, I want to thank Alberto for his years of outstanding service. We all wish him the best in his future endeavors.”

“This is an exciting time to be joining Allot,” said Ziv Leitman, Allot’s new CFO. “I look forward to joining the Allot leadership team, to contributing the knowledge and perspective I have gained from my experience in the industry and to playing an active role in the company’s success.”

About Allot
Allot Ltd. (NASDAQ: ALLT, TASE: ALLT) is a provider of leading innovative network intelligence and security solutions for service providers and enterprises worldwide, enhancing value to their customers. Our solutions are deployed globally for network and application analytics, traffic control and shaping, network-based security services, and more. Allot’s multi-service platforms are deployed by over 500 mobile, fixed and cloud service providers and over 1000 enterprises. Our industry leading network-based security as a service solution has achieved over 50% penetration with some service providers and is already used by over 21 million subscribers in Europe.

Allot. See. Control. Secure.

Forward Looking Statement
This release contains forward-looking statements, which express the current beliefs and expectations of company management. Such statements involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: acceptance of our products by our reseller and customer in EMEA, our ability to compete successfully with other companies offering competing technologies; the loss of one or more significant customers; consolidation of, and strategic alliances by, our competitors, government regulation; lower demand for key value-added services; our ability to keep pace with advances in technology and to add new features and value-added services; managing lengthy sales cycles; operational risks associated with large projects; our dependence on third party channel partners for a material portion of our revenues; and other factors discussed under the heading "Risk Factors" in the company's annual report on Form 20-F filed with the Securities and Exchange Commission. Forward-looking statements in this release are made pursuant to the safe harbor provisions contained in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are made only as of the date hereof, and the company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Investor Relations Contact: GK Investor Relations Ehud Helft/Gavriel Frohwein +1 646 688 3559 allot@gkir.com	Public Relations Contact: Seth Greenberg Director of Corporate Communications sgreenberg@allot.com